ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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04030351

May 13, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two press releases which have been published by the Company since our last submission of April 26, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

dw 5/24

SEC MAIL PROCESSING
RECEIVED
MAY 20 2004
WASH. D.C. 155 SECTION

Enclosure

DOCSNY1:873244.1
13141-2 JG9

Press Information

Flughafen Wien AG
Solid traffic growth in First Quarter supports positive outlook for the year.

The first three months of 2004 were characterised by above-average traffic results, with Vienna International Airport recording two-digit growth in all related areas.
In spite of this development, profit for the first quarter remained largely unchanged over the comparable prior year period. This was chiefly the result of higher expenses for winter services following heavy snowfall during the first three months. In addition, a wide range of maintenance projects were carried out in and near Runway 16/34 after this area was closed in March.

Turnover
Group turnover rose 12.4% to € 91.4 million. The Airport Segment recorded a 9.2% increase in turnover to € 38.8 million, which was supported by the growth in traffic. Tariff incentives, in particular for transfers, had a substantial impact because of this development and held the increase in turnover below the growth in traffic.

The Handling Segment reported a 16.6% rise in external turnover to € 31.8 million. Handling services increased 8.4% for flight movements and 10.3% for cargo. Higher turnover was recorded with all customer groups – the Austrian Airlines Group, low-cost carriers and other airlines.

External turnover in the Non-Aviation Segment increased 12.3% to EUR 20.8 million.

Expenses
Operating expenses for the first three months totalled € 72.1 million (+ 20.7%), whereby the cost of materials and services rose 30.8% to € 8.4 million. This development resulted primarily from the higher use of de-icing materials, which was a consequence of low temperatures and heavy snowfall during the winter months.

Personnel expenses rose 13.9% to € 39.1 million following the expansion of the workforce, wage/salary increases mandated by collective bargaining agreements, and higher winter service costs. The number of employees increased 9.5% over the comparable prior year period to 2,984 because of the general development of traffic and introduction of the new baggage-reconciliation system as well as more extensive security services and the resulting introduction of hold baggage screening.

Higher investment activity led to an increase of 11.8% in the amortisation of intangible assets and depreciation of tangible assets to € 11.9 million.

Other operating expenses showed an increase of 52.2% to € 12.7 million, primarily due to a € 4.8 million rise in maintenance costs. Following the closure of Runway 16/34 in March 2004, a wide range of maintenance projects was carried out in this area. The use of synergy effects allowed for a reduction in overall construction costs. Current year maintenance programmes were intensified to utilise a tax effect that will result from a reduction in the corporate tax rate in 2005.

Earnings

In spite of the improvement in operating income, the EBIT margin for the first quarter decreased 5.1 percentage points to 23.1% because of the above-mentioned rise in expenses. The EBITDA margin fell 5.2 percentage points to 35.8%. Financial results declined € 0.1 million to € 1.3 million.

This development resulted chiefly from a lower volume of funds available for investment. Therefore, profit before tax (EBT) fell 7.8% to € 23.0 million.

The tax rate for the period declined following the reversal of deferred tax assets. After the deduction of taxes totalling € 6.4 million and minority interest, profit for the first quarter of 2004 totalled € 16.5 million.

Capital Expenditure
Major investments for the first three months of 2004 included a drainage system for Runway 16/34 (€ 5.6 mill.), construction of the air traffic control tower (€ 3.5 mill.) and Office Park (EUR 2.7 mill.), preparatory work for construction of the new railway station (€ 1.8 mill.), the airport roadway system (€ 1.6 mill.), and planning for the Skylink project (€ 1.1 mill.).

Outlook
The upward trend continued into April with two-digit growth rates. The number of passengers increased 28.2%, flight movements rose 16.1%, and MTOW showed a plus of 21.2%.

Vienna International Airport will add five new carriers with the summer flight schedule. Compared to the winter flight plan, VIE now offers 102 new frequencies and 26 additional destinations.

Construction on the air traffic control tower is proceeding at full speed and the new Office Park will be ready for occupancy this autumn. In addition, work on the new Air Cargo Center and Handling Center West will start in the fall. The expansion of the north-east apron will begin this July, and work is also in progress on the new railroad tunnel and international railway station.

Based on the strong growth in traffic during the first quarter of 2004, Flughafen Wien AG is extremely optimistic concerning developments for the remainder of this business year.

Interim Financial Statements for the First Quarter 2004 according to IFRS / IAS
Flughafen Wien AG

Consolidated Income Statement

T€	1-3/2004	1-3/2003	Change
Turnover	**91,441.8**	**81,364.3**	**12.4%**
Other operating income	2,257.9	1,774.0	27.3%
Operating income	**93,699.7**	**83,138.3**	**12.7%**
Cost of materials and services	-8,440.7	-6,452.5	30.8%
Personnel expenses	-39,061.2	-34,280.0	13.9%
Amortization of intangible assets and			
depreciation of fixed assets	-11,898.1	-10,640.7	11.8%
Other operating expenses	-12,658.8	-8,317.7	52.2%
Income before interest and taxes (EBIT)	**21,640.9**	**23,447.3**	**-7.7%**
Income from investments, excl. associates at equity	0.0	-35.8	n.a.
Net financing costs	1,798.7	1,948.0	-7.7%
Other income from financing activities	-8.5	0.0	n.a.
Financial results, excl. associates at equity	1,790.2	1,912.2	-6.4%
Income from associates at equity	-459.2	-437.0	5.1%
Financial results	**1,330.9**	**1,475.2**	**-9.8%**
Profit before tax (EBT)	**22,971.8**	**24,922.5**	**-7.8%**
Taxes on income	-6,424.6	-8,373.7	-23.3%
Minority interest	-87.8	-94.1	-6.6%
Profit for the period	**16,459.3**	**16,454.8**	**0.0%**
Earnings per share (in €)	0.78	0.78	0.0%

FILE NO.
82-3907

Vienna International Airport

Consolidated Balance Sheet

T€	31.3.2004	31.12.2003	Change
Non-current assets	670,106.1	663,633.5	1.0%
Current assets	169,010.8	171,618.4	-1.5%
Assets	**839,116.9**	**835,251.9**	**0.5%**
Equity	613,715.2	590,148.5	4.0%
Minority interest	375.3	287.4	30.6%
Non-current liabilities	99,419.6	105,307.1	-5.6%
Current liabilities	125,606.9	139,508.9	-10.0%
Equity and Liabilities	**839,116.9**	**835,251.9**	**0.5%**

Consolidated Cash Flow Statement

T€	1-3/2004	1-3/2003	Change
Net cash flow			
From operating activities	7,855.3	23,905.2	-67.1%
From investing activities	-18,815.6	-8,721.2	115.7%
From financing activities	689.2	-3,045.9	122.6%
Change in cash and cash equivalents	**-10,271.0**	**12,138.1**	**-184.6%**
Change in revaluation reserve for securities	906.7	-193.6	568.3%
Effect of exchange rate fluctuations on cash held	10.2	-8.9	214.6%
Cash and cash equivalents at the beginning of the period	131,128.8	139,156.7	-5.8%
Cash and cash equivalents at the end of the period	**121,774.7**	**151,092.3**	**-19.4%**

Consolidated Statement of Capital and Reserves

T€	1-3/2004	1-3/2003	Change
Balance on 31.12.	**590,148.5**	**559,909.1**	**5.4%**
Profit for the First Quarter	16,459.3	16,454.8	0.0%
Other changes	7,107.3	-1,058.9	771.2%
Balance on 31.3.	613,715.2	575,305.0	6.7%

Segment Results

T€	1-3/2004	1-3/2003	Change
Airport			
Segment turnover*	38,771.6	35,500.0	9.2%
Segment results	12,489.3	15,469.3	-19.3%
Handling			
Segment turnover*	31,801.5	27,282.0	16.6%
Segment results	6,577.5	6,155.6	6.9%
Non-Aviation			
Segment turnover*	20,816.2	18,544.3	12.3%
Segment results	7,878.2	6,492.6	21.3%

* External turnover

FILE NO.
82-3907

Vienna International Airport

Key Data on the Flughafen Wien Group

Industry Indicators

	1-3/2004	Change in %	1-3/2003
MTOW (in tonnes)	1,330,703	+11.7	1,191,286
Passengers	2,902,351	+15.2	2,520,238
Transfer passengers	1,044,102	+15.8	901,870
Flight movements	49,949	+11.2	44,903
Cargo (air cargo and trucking; in tonnes)	45,465	+10.3	41,222
Seat occupancy (in %)	60.3	+2.4	58.9

Financial Indicators

Amounts in T€, except employees	1-3/2004	Change in %	1-3/2003
Turnover	91,441.8	+12.4	81,364.3
EBIT	21,640.9	-7.7	23,447.3
EBIT margin in %	23.1	-18.1	28.2
EBITDA margin in %	35.8	-12.7	41.0
Net profit for the period	16,459.3	0.0	16,454.8
Cash flow from operating activities	7,855.3	-67.1	23,905.2
Equity	613,715.2	+6.7	575,305.0
Capital expenditure	20,895.4	+140.4	8,690.4
Employees at the end of the period	2,984	+9.5	2,726

For additional information contact: Hans Mayer (+43-1-)7007-23000

15/04 .... M/MY .... 13. Mai 2004

FILE NO.
82-3907

Press Information

Vienna International Airport:
Best April in the airport's history with two-digit growth in traffic

The solid development of traffic recorded by Vienna International Airport for the first three months of 2004 continued into April with sensational growth rates in all segments.
The number of passengers rose 28.2% to a total of 1,205,867, which represents the highest April traffic in the history of the airport. The growth in transfers reached an outstanding 35.9%. Flight movements increased 16.1% and maximum take-off weight showed a plus of 21.2%. Cargo turnover grew 19.6%.

Strong growth was reported in long-haul flights, both in the scheduled and charter segments. The number of passengers travelling to the USA increased 53.6%. The development of destinations in the Far East was impressive, with a plus of 48.6% in passenger volume. Extremely strong growth was also recorded in traffic to the Near and Middle East (+98.9%) and Eastern Europe (33.9%).

During the first four months of 2004, the number of passengers rose 18.7% and transfers recorded a plus of 21.0%. Maximum take-off weight increased 14.1%, flight movements 12.5% and cargo 12.7%.

	April 2004	Change in %	January to April 2004	Change in %
Passengers:	1,205,867	+28.2	4,108,218	+18.7
Transfer passengers:	431,448	+35.9	1,475,550	+21.0
Maximum take-off weight (in tonnes):	491,455	+21.2	1,822,158	+14.1
Flight movements (arrival + departure):	17,929	+16.1	67,878	+12.5
Cargo in tonnes (air cargo and trucking):	16,860	+19.6	62,325	+12.7

For additional information contact: Hans Mayer (+43-1-)7007-23000

14/04 .... M/MY .... 13. Mai 2004